VIA EDGAR

January 25, 2010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Mr. John Ganley

Re:	Application for Withdrawal of Registration Statement:
Dow Jones EURO STOXX 50 Premium & Dividend Income Fund Inc.
Securities Act File No. 333-144469, Investment Company Act File No. 811-22089

Ladies and Gentlemen:

On behalf of Dow Jones EURO STOXX 50 Premium & Dividend Income Fund Inc. (the "Fund"), a Maryland corporation, we request that the U.S. Securities and Exchange Commission (“Commission”) consent to the withdrawal of the Fund's registration statement, filed with the Commission on July 10, 2007, on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940. The Fund is withdrawing its registration statement because it has elected not to go forward with the offering and registration process. The Fund expects to dissolve the corporation.

If you have any questions concerning the foregoing, please contact Christopher A. Johnson, Esq. of Willkie Farr & Gallagher LLP, counsel to the Fund, at (212) 728-8943.

Very truly yours,

Dow Jones EURO STOXX 50 Premium & Dividend Income Fund Inc.

/s/ James E. Hillman_______________
Name: James E. Hillman
Title:	Vice President and Treasurer